United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 28, 2025		Director of Investor Relations

Rio de Janeiro, March 28th, 2025

Participating Debentures Report 2H24

VALE

Ticker code: CVRDA6

Vale S.A. ("Vale") will pay, on March 31st, 2025, R$ 759,806,078.56 (R$ 527,101,119.29 in 1H24), equivalent to R$ 1.955445554 per participating debenture (R$ 1.356553428 in 1H24), related to the total premium for the period between July and December of 2024 (2H24). The financial settlement will occur on April 1st, 2025.

The total premium refers to: (i) 1.80% of the net revenues from the sale of iron ore fines from the Northern System; (ii) 1.25% of the net revenues from the sale of copper concentrate from the Sossego mine; and the complementary amount of (iii) R$ 44,205,632.95 in 2H24 related the sale of 14 (fourteen) areas belonging to the Mining Rights of the Espinhaço Block, in Minas Gerais.

Participating debentures premium

R$	2H24	1H24
Premium on iron ore from the Northern System	687,843,629.25	511,081,687.88
Premium on copper concentrates	27,756,816.36	15,855,900.75
Premium on disposal of mining rights	44,205,632.95	163,530.66
Total premium (A)	**759,806,078.56**	**527,101,119.29**
Number of debentures (B)	**388,559,056**	**388,559,056**
Premium per participating debenture (A)/(B)	1.955445554	1.356553428

Premium of participating debentures

R$/participating debenture – 1H20 to 2H24


1.27
2.76
3.20
2.88
1.84
1.64
1.38
1.97
1.36
1.96
1H20
2H20
1H21
2H21
1H22
2H22
1H23
2H23
1H24
2H24

Income tax will be charged on the amount to be paid to debenture holders, as fixed-income investments, applying the rate in relation to the individual situation of the beneficiary, with the exception of those who can provide legal, unequivocal, and proof that they are exempt or subject to a differentiated taxation.

Annual premium of participating debentures

Year	Per debenture (R$)	Total amount (R$)
2013	0.341	132,642,793.33
2014	0.732	284,859,604.30
2015	0.594	230,899,093.47
2016	1.043	405,149,990.84
2017	1.270	493,550,875.87
2018	1.654	642,842,084.48
2019	2.316	900,017,354.07
2020	4.034	1,567,329,193.88
2021	6.085	2,364,227,640.18
2022	3.482	1,352,853,305.02
2023	3.348	1,301,108,280.31
2024	3.312	1,286,907,197.85

Report Preparation Basis

Notes to Selected Information
In Brazilian Reais, except where otherwise indicated

This report has been prepared from data derived from our internal controls over financial reporting and from data recorded in our financial systems, using the same data to prepare our consolidated financial statements.

The numbers presented in this report and those found in other reports published by Vale S.A. and/or its subsidiaries may or may not present differences. This is because different reporting frameworks have specific data requirements.

Functional and presentation currency

All information contained in this report is measured using the currency of the main economic environment in which the Issuer operates ("Functional Currency"), which is the Brazilian real ("R$" or "Reais"). Financial information originating in a currency other than R$ is converted into Reais at the exchange rate of the transaction date or the average monthly exchange rate, as applicable.

Accounting Policy – Premium on Participating Debentures

Participating debentures are financial liabilities measured at fair value through profit or loss based on the market approach, representing the amount that would be paid for the acquisition of these securities at the measurement date and, therefore, also implicitly includes the remuneration to the debenture holder. To calculate the fair value of the liability, the Company uses the weighted average price of trades in the secondary market for the last month of the period.

The holders of participating debentures are entitled to receive semiannual payments equivalent to a determined percentage of the revenue less value-added tax, transportation fees, and insurance expenses related to the trading of products derived from these mineral resources ("Premium").

The premium must be divided into equal fractions corresponding to 1/388,559,056 of the total premium to be paid per debenture, and these fractions will not be altered in the event of (i) acquisition of debentures by the issuer (with maintenance of such debentures in the issuer's treasury), or (ii) cancellation of debentures held in the issuer's treasury, or (iii) acquisition of debentures by companies controlled by the issuer, according to the criteria and parameters summarized below and described in the issuance deed.

The Premium Payment is due with respect to the Mining Rights, and is calculated based on the following percentages of the Net Revenue from the sale of certain Products for certain Designated Areas:

- 1.8% for iron ore Products from certain Designated Areas in the North of Brazil and in the State of Minas Gerais and Mato Grosso do Sul, as described in the Debenture Deed, subject to the achievement of certain triggers described in the Debenture Deed;
- 2.5% for gold or copper Products or byproducts produced in certain Designated Areas described in the Debenture Deed, subject to the beginning of sales of Products for some of these Designated Areas or the achievement of certain triggers for other Designated Areas, as described in the Debenture Deed; and
- 1.0% for other Products or byproducts produced in certain Designated Areas, as described in the Debenture Deed, subject to the achievement of certain triggers described in the Debenture Deed.

Premium Payment is also due in the following cases:

i. Sale of to the Mining Rights: 1.0% of the sale price, net of sales taxes, in case the of a sale of a Mining Right. After the disposition of a Mining Right, such Mining Right will cease to compose the calculation basis of the Premium Payment; and

ii. Leasing of Mining Rights: In the event that any of the Mining Rights is explored by third parties under lease agreements, the Premium Payment calculated under the Debenture Deed will be entirely due by the Company or its Controlled Companies as if the lease had not been contracted for the purpose of the Debenture Deed.

The Premium Payment due is paid semi-annually on March 31 and September 30 of each calendar year. Any payment date that falls on a bank or commercial holiday will be processed on the following working day.

Mining Rights Premium

The Premium is due in relation to the Mining Rights and is calculated as follows:



Iron ore

Notes to Selected Information
In Brazilian Reais, except where otherwise indicated

Premium on iron ore					
R$ million	**2H24**	**1H24**	**2H23**	**1H23**	**2H22**
Net sales revenues from the Northern System	38,213.53	28,393.43	41,426.02	28,898.47	34,361.63
% basis for calculation	1.8%	1.8%	1.8%	1.8%	1.8%
Premium on iron ore (R$ million)	687.8	511.1	745.7	520.2	618.5

In 2H24, sales of iron ore totaled 139.2 Mt (121.1 Mt in 1H24), resulting in revenues, net of maritime freight costs of R$ 59.2 billion (R$ 51.5 billion in 1H24).

Iron ore sales volumes in the Northern System totaled 100.6 Mt[1] (74.7 Mt in 1H24), resulting in revenues, net of maritime freight costs of R$ 43.7 billion (R$ 33.5 billion in 1H24). After applying the deductions provided in the Debenture Deed: (i) R$ 4.0 billion related to transportation expenses (R$ 3.8 billion in 1H24); and (ii) R$ 1.5 billion related to taxes levied on sales (R$ 1.2 billion in 1H24)[2], the net revenues of the Northern System totaled R$ 38.2 billion (R$ 28.4 billion in 1H24). The premium of 1.8% for the Northern System totaled R$ 687.8 million (R$ 511.1 million in 1H24).

In Vale's Southeastern System, iron ore sales from the mineral deposits covered by the Private Deed for Participating Debentures totaled 1,687.5 million metric tons until December 31st, 2024, an increase of 31.8 million metric tons in relation to June 30th, 2024. Vale's expectation, based on the operational resumption plan and on the sales plan for iron ore originated from the mining rights covered by the Debenture Deed, is that the accumulated sales volumes of 1.7 billion metric tons of the Southeastern System will be reached in the first half of 2025, threshold from which the condition for the payment of the premium, under the terms of the Deed, would be fulfilled. However, such forecast may not be confirmed, implying in the anticipation or postponement of the aforementioned date in order to obtain the cumulative sales levels.

[1] Includes iron ore transfers to pelletizing plants.
[2] Include taxes and contributions levied on sales separately, or on billing or gross revenues from sales, as well as the financial compensation due to the Brazilian Federal Government, States and Municipalities.

VALE

Copper concentrate

Notes to Selected Information
In Brazilian Reais, except where otherwise indicated

Premium on copper concentrate					
R$ million	**2H24**	**1H24**	**2H23**	**1H23**	**2H22**
Net sales revenues[3]	2,220.5	1,268.5	1,599.2	1,216.6	1,503.4
% basis for calculation[4]	1.25%	1.25%	1.25%	1.25%	1.25%
Premium on copper concentrate (R$ million)	27.8	15.9	20.0	15.2	18.8

In 2H24, sales of copper concentrate from Sossego totaled 163 thousand metric tons (100 thousand metric tons in 1H24). The premium related to the sales of copper concentrate is R$ 27.8 million (R$ 15.9 million in 1H24), calculated from the application of the 1.25% percentage on the net sales revenue of R$ 2.2 billion (R$ 1.3 billion in 1H24).

[3] Gross sales minus expenses with transport and insurance and taxes on sales, which include taxes and contributions levied on sales separately, or on billing or gross revenues from sales, as well as the financial compensation due to the Brazilian Federal Government, States and Municipalities.

[4] On April 15, 1997, Vale had a 50% stake in Mineração Serra do Sossego S.A. (Sossego). In 2001, Vale bought the remaining 50% of Sossego from Phelps Dodge do Brasil Mineração Ltda. Hence, the percentage basis for calculating premium is 2.5%, as described in the Deed of Issue of Debentures, multiplied by Vale's share in the project at the time, 50%, and therefore, equal to 1.25%.

VALE

Sales, leasing and changes in mining rights and Projects under development

Notes to Selected Information
In Brazilian Reais, except where otherwise indicated

Sales and leasing of mining rights

In 2024, there were no leases of mining rights contained in the Debenture Deed.

In 2H24, there was no lease of mining rights contained in the Debenture Deed.

In 2H24, there was a sale of 14 (fourteen) areas belonging to the Mining Rights of the Espinhaço Block, in Minas Gerais.

Changes in mining rights

In 2H24, compared to 1H24, there was a reduction of 14 processes in the number of areas and hectares, with a reduction of around 12,502.30 hectares (twelve thousand five hundred and two hectares and thirty ares).

The mining rights in force on December 31st, 2024, covered by the Deed of Issue of the Debenture, amounted to 267 processes, equivalent to 1,484,785.03 hectares. The mining rights in force on June 30th, 2024, covered by the Deed of Issue of the Debenture, amounted to 281 processes, equivalent to 1,497,287.33 hectares.

The information is summarized in Annex 2 - Inventory of Mining Rights.

Projects under development

On February 19th, 2025, Vale announced its 4Q24 and 2024 financial results, which are available on our website: https://www.vale.com/en/announcements-results-presentations-and-reports.

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors, Shareholders and
Debenture Holders
Vale S.A.
Rio de Janeiro - RJ

Opinion

We have audited the table entitled "Participating Debentures Premium" of Vale S.A. and its subsidiaries (the "Company") for the first and second half of December 31, 2024, as well as the corresponding explanatory notes, including the basis of preparation and the summary of the accounting policies (together "Selected Information") contained in the Participating Debentures Report ("Report").

In our opinion, the Selected Information referred to above has been properly prepared, in all material respects, the Participating Debentures Premium for the first and second half of December 31, 2024, in accordance with the basis of preparation described in Note 1.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Selected Information included within the Report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and in the Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matter - basis of preparation of the Selected Information to the report

We draw attention to note 1 to this Report, which describes the basis of preparation of the Selected Information. This Report is prepared in accordance with a special purpose framework for providing reasonable assurance over Participating Debentures Premium paid or to be paid by the Company, related to the first and second half of 2024. As a result, this Report may not be suitable for another purpose.

This Report does not comprise a full set of financial statements, prepared in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation). Our opinion is not qualified in respect of this matter.

PricewaterhouseCoopers Auditores Independentes Ltda., Rua do Russel, 804, 7º, Ed. Manchete,
Rio de Janeiro, RJ, Brasil, 22210-907
T: 4004-8000, www.pwc.com.br

pwc

Vale S.A.

Others matters - restriction on use of Selected Information

This report is intended exclusively for Vale S.A. and its subsidiaries and Debenture Holders who are familiar with the table called "Participating Debentures Premium" and the aforementioned basis of preparation, in connection with the Company's objective of demonstrating the total debenture premium paid or to be paid by the Company for the first and second half of 2024 and should not be presented or distributed to other third parties, in view of its specific purpose described above.

Any party other than Vale S.A. and its subsidiaries that obtains access to our report, or a copy thereof, and relies on the information contained therein (or any part thereof) will do so at its own risk. We do not accept or assume any responsibility and disclaim any liability to any party other than Vale S.A. and its subsidiaries for our work, the reasonable assurance report or our conclusions.

Responsibilities of management and those charged with governance for the Selected Information to the Report

Management is responsible for the preparation of the Selected Information in accordance with the basis of preparation described in note 1 to the Report and for determining that the basis of preparation is acceptable in the circumstances. Management is also responsible for such internal control as they determine is necessary to enable the preparation of this Selected Information that is free from material misstatement, whether due to fraud or error.

Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries.

Auditor's responsibilities for the Selected Information to the Report

Our objectives are to obtain reasonable assurance about whether this Selected Information is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Selected Information.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Selected Information, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

pwc

Vale S.A.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures of the Selected Information or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance, in connection with the audit of the financial statements of the Company as at and for the year ended December 31, 2024, with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Rio de Janeiro, March 28, 2025

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/F-5

Leandro Mauro Ardito
Contador CRC 1SP188307/O-0

Annex 1 – Important definitions

Important definitions

"Designated Areas" means the areas covered by the Mining Rights, as specified under the Debenture Deed;

"Controlled Companies" means the entities currently controlled or that may be formed or acquired by the Issuer;

"Base Date" means April 15, 1997;

"Debentures" means an instrument issued in connection with the Company's privatization process, initiated in 1997, through the sixth issuance of such debentures, whose obligations are subordinated, unsecured and non-convertible in stocks;

"Mining Rights" means the mining rights described in the Debenture Deed that were held by the Company or its Controlled Companies as of the Base Date and that were not subject to exclusion under the Debenture Deed;

"Issuer" means Vale S.A., a stock corporation with head office located in Rio de Janeiro, Brazil;

"Debenture Deed" means the Instrumento Particular de Escritura de Emissão de Debêntures da Companhia Vale do Rio Doce (now Vale S.A.), dated as of June 24, 1997, registered at the 7th Registry Office (Ofício de Registro de Imóveis) of the city of Rio de Janeiro, under number 1912, on July 3, 1997, and its amendments and supplements;

"Net Revenue" means the total of gross revenues from the sale of a Product, minus deductions solely for sales taxes and expenses relating to transportation and insurance related to the commercialization of such Product. For purposes of this definition, "sales taxes" consist of the taxes and contributions that apply specifically to such sales or to the revenues or gross revenue from sales, as well as financial compensation due and payable to the Federative Republic of Brazil, and states or municipalities thereof; provided that, with respect to mineral substances consumed or utilized in industrial processes by the Company or its Controlled Companies that are holders of applicable mineral rights under the Debenture Deed, Net Revenue shall include the total estimated sales value of the Product, which shall be established based on the arithmetic mean of the prices obtained by the Company or its Controlled Companies in the sale of the same products, subject to the same deductions for sales taxes mentioned above, subject to the terms of the Debenture Deed; and

"Product" means the main mineral product considered for the purposes of the Issuance Deed, obtained after the final stage of processing, before its industrialization. By-product means another product, obtained similarly.

Annex 2 – Inventory of Mining Rights

As of December 31st, 2024 (2H24)

Block	Municipality	State	Substance(s)	Hectares	Stage[5]
Cachoeiro	Cachoeiro do Itapemirim	ES	Limestone	74.91	Mining concession
Carajás	São Félix do Xingu, Parauapebas, Canaã dos Carajás, Marabá, Tucumã, Curionópolis and Água Azul do Norte	PA	Gold, silver, copper, iron, manganese, nickel, quartzite, granite, beryl, tin, tantalum	234,112.32	Mining concession
Espinhaço	Guanhães, Morro do Pilar, Sabinópolis, Senhora do Porto and Conceição do Mato Dentro	MG	Gold, iron	12,738.29	Mining concession
Gradaús	Rio Maria, Bannach, Cumarú do Norte, Ourilândia do Norte and Tucumã	PA	Tungsten, chromium, silver	26,944.91	Application to mine
Parú Jari Sul	Almeirim, Mazagão and Monte Alegre	AP, PA	Sapropelite, sulphur, phosphate, manganese, gold, titanium	1,157,628.24	Application to carry out research
Quadrilátero Ferrífero	Santa Bárbara, Mariana, Nova Lima, Itabira, Brumadinho, Ouro Preto, São Gonçalo do Rio Abaixo, Barão de Cocais, Caeté, Rio Piracicaba and Catas Altas	MG	Dolomite, iron, gold, arsenic, vanadium, quartz, manganese, silver, nickel	33,246.77	Mining concession
Riacho dos Machados	Rio Pardo de Minas and Riacho dos Machados	MG	Iron, zinc	11,100.25	Application to mine
Vazante	Vazante, Coromandel and Lagamar	MG	Zinc	8,939.34	Research permit

As of June 30th, 2024 (1H24)

Block	Municipality	State	Substance(s)	Hectares	Stage[6]
Cachoeiro	Cachoeiro do Itapemirim	ES	Limestone	74.91	Mining concession
Carajás	São Félix do Xingu, Parauapebas, Canaã dos Carajás, Marabá, Tucumã, Curionópolis and Água Azul do Norte	PA	Gold, silver, copper, iron, manganese, nickel, quartzite, granite, beryl, tin, tantalum	236,047.89	Mining concession
Espinhaço	Guanhães, Morro do Pilar, Sabinópolis, Senhora do Porto and Conceição do Mato Dentro	MG	Gold, iron	23,305.02	Mining concession
Gradaús	Rio Maria, Bannach, Cumarú do Norte, Ourilândia do Norte and Tucumã	PA	Tungsten, chromium, silver	26,944.91	Application to mine
Parú Jari Sul	Almeirim, Mazagão and Monte Alegre	AP, PA	Sapropelite, sulphur, phosphate, manganese, gold, titanium	1,157,628.24	Application to carry out research
Quadrilátero Ferrífero	Santa Bárbara, Mariana, Nova Lima, Itabira, Brumadinho, Ouro Preto, São Gonçalo do Rio Abaixo, Barão de Cocais, Caeté, Rio Piracicaba and Catas Altas	MG	Dolomite, iron, gold, arsenic, vanadium, quartz, manganese, silver, nickel	33,246.77	Mining concession
Riacho dos Machados	Rio Pardo de Minas and Riacho dos Machados	MG	Iron, zinc	11,100.25	Application to mine
Vazante	Vazante, Coromandel and Lagamar	MG	Zinc	8,939.34	Research permit

[5] Most advanced stage of all areas in the block.
[6] Most advanced stage of all areas in the block.

VALE

Internet access to the Report and Mining rights inventories materials will be available on Vale website at

vale.com/dividends-debts-and-debentures

Further information on Vale can be found at:

vale.com

Investor Relations

Vale.RI@vale.com

Thiago Lofiego
thiago.lofiego@vale.com

Mariana Rocha
mariana.rocha@vale.com

Luciana Oliveti
luciana.oliveti@vale.com

Pedro Terra
pedro.terra@vale.com

Patricia Tinoco
patricia.tinoco@vale.com

Any additional information about the participating debentures, including the Prospectus for Public Trading of Participating Debentures, can be obtained on our website, www.vale.com/Investors/Equity and Debt/Participating debentures, from GDC Partners Serviços Fiduciários DTVM Ltda. as fiduciary agent for the debentures, www.gdcdtvm.com.br, and from the CVM (Brazilian Securities and Exchange Commission).

docusign

Certificate Of Completion

Envelope Id: 2A72E345-CEC0-4728-B847-CB3962F660B0		Status: Completed
Subject: Complete with Docusign: Debentures 2024 - Free.pdf		
LoS / Área: Assurance (Audit, CMAAS)		
Tipo de Documento: Relatórios ou Deliverables		
Source Envelope:		
Document Pages: 13	Signatures: 1	Envelope Originator:
Certificate Pages: 2	Initials: 0	Ricardo Costa@pwc.com
AutoNav: Enabled		Avenida Brigadeiro Faria Lima, 3732, 16º e 17º andares, Edifício Adalmiro Dellape Baptista B32, Itai
EnvelopeId Stamping: Enabled		São Paulo, São Paulo 04538-132
Time Zone: (UTC-03:00) Brasilia		ricardo.costa@pwc.com
		IP Address: 134.238.159.64

Record Tracking

Status: Original 28 March 2025 | 17:28	Holder: Ricardo Costa@pwc.com ricardo.costa@pwc.com	Location: DocuSign
Status: Original 28 March 2025 | 17:31	Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team@pwc.com	Location: DocuSign

Signer Events	Signature	Timestamp
Leandro Mauro Ardito leandro.ardito@pwc.com PwC BR Security Level: Email, Account Authentication (None), Digital Certificate **Signature Provider Details:** Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 **Electronic Record and Signature Disclosure:** Not Offered via Docusign	 Signature Adoption: Drawn on Device Using IP Address: 134.238.160.204	Sent: 28 March 2025 | 17:29 Viewed: 28 March 2025 | 17:30 Signed: 28 March 2025 | 17:31

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Ricardo Costa@pwc.com ricardo.costa@pwc.com Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via Docusign	COPIED	Sent: 28 March 2025 | 17:31 Viewed: 28 March 2025 | 17:31 Signed: 28 March 2025 | 17:31

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	28 March 2025 | 17:29
Certified Delivered	Security Checked	28 March 2025 | 17:30
Signing Complete	Security Checked	28 March 2025 | 17:31
Completed	Security Checked	28 March 2025 | 17:31

Payment Events	Status	Timestamps